Filed Pursuant to Rule 424(b)(2)

Registration No. 333-236825

Title of Each Class of Securities Offered	Amount to be Registered	Maximum Offering Price per Share(1)	Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock (without par value)	10,000,000	$78.10	$781,000,000(1)	$101,373.80(1)(2)

(1)

Computed pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the Securities Act), solely for the purpose of calculating the registration fee. Such amount is based on the average high and low prices of the registrant’s common stock reported on the New York Stock Exchange on February 28, 2020.

(2)

This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s Registration Statement on Form S-3 (File No. 333-236825) in accordance with Rules 456(b) and 457(r) under the Securities Act.

Dominion Energy, Inc.

Dominion Energy, Inc. (Dominion Energy) is offering Dominion Energy common stock through Dominion Energy Direct®, the company’s direct stock purchase and dividend reinvestment plan. This prospectus relates to 10,000,000 shares of Dominion Energy common stock, without par value.

This prospectus provides information about Dominion Energy, including risk factors, which you should consider before you decide to invest. If you decide to invest, please refer to this prospectus for instructions and information you will need to enroll and participate in Dominion Energy Direct.

You should recognize that neither Dominion Energy nor the Administrator can assure a profit or protect against a loss on Dominion Energy common stock purchased under Dominion Energy Direct. The continuation of Dominion Energy Direct by Dominion Energy does not constitute an assurance with respect to either the value of Dominion Energy common stock or whether Dominion Energy will continue to pay dividends on its common stock or at what rate.

Dominion Energy’s common stock is listed on the New York Stock Exchange and trades under the symbol “D.”

You should read this prospectus carefully and retain it for future reference.

Investing in Dominion Energy common stock involves risks. For a description of these risks, see “Risk Factors” on page 2 of this prospectus and the Risk Factors sections in our most recent Annual Report on Form 10-K and in our other reports we file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory authority has approved or disapproved of these securities, nor have any of the foregoing authorities passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 2, 2020.

You should rely only on the information contained in this document or to which this document refers you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information which appears in this document and which is incorporated by reference in this document may only be accurate as of the date of this document or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

DOMINION ENERGY

Dominion Energy, headquartered in Richmond, Virginia and incorporated in Virginia in 1983, is one of the nation’s largest producers and transporters of energy. Dominion Energy’s strategy is to be a leading provider of electricity, natural gas and related services to customers primarily in the eastern and Rocky Mountain regions of the U.S. Dominion Energy’s portfolio of assets includes approximately 30,700 megawatts of generating capacity, 10,400 miles of electric transmission lines, 85,000 miles of electric distribution lines, 14,600 miles of natural gas transmission, gathering and storage pipeline, exclusive of service lines, and 103,400 miles of gas distribution pipeline, exclusive of service lines. Dominion Energy serves more than seven million utility and retail energy customers and operates one of the nation’s largest natural gas storage systems with 1 trillion cubic feet of storage capacity.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our file number with the SEC is 001-08489. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We make some of our filings with the SEC on a combined basis with two of our subsidiaries, Virginia Electric and Power Company (Virginia Power) and Dominion Energy Gas Holdings, LLC (Dominion Energy Gas). Our combined filings with the SEC represent separate filings by each of Dominion Energy, Virginia Power and Dominion Energy Gas. We incorporate by reference the documents listed below (other than any portions of the documents not deemed to be filed) and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), except those portions of filings that relate to Virginia Power or Dominion Energy Gas as a separate registrant, until such time as all of the securities covered by this prospectus have been sold:

•	Annual Report on Form 10-K for the year ended December 31, 2019;

•	Current Reports on Form 8-K, filed January 29, 2020 and February 4, 2020; and

•	The description of the company’s common stock contained in Form 8-K/A filed with the SEC on December 13, 2019.

You may request a copy of these filings at no cost by writing, telephoning or e-mailing us at the following address:

Corporate Secretary

Dominion Energy Services, Inc.

600 East Canal Street

Richmond, Virginia 23219

1-800-552-4034

shareholderrelations@dominionenergy.com

RISK FACTORS

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. We have identified a number of these factors in our annual reports on Form 10-K filed with the SEC and update them in our quarterly reports on Form 10-Q. You can find these factors in the section called Risk Factors in these reports. Those sections are specifically incorporated by reference into this prospectus. See “Where You Can Find More Information” above. Before you invest in Dominion Energy, we strongly encourage you to review our latest reports. Keep in mind that these reports may contain forward-looking statements that are subject to various risks and uncertainties that could cause actual results to differ materially from management’s projections, forecasts and estimates.

SUMMARY OF DOMINION ENERGY DIRECT

Because this is a summary, it does not contain all the information that may be important to you. You should read the entire prospectus for more details before you decide to invest.

Enrollment: Dominion Energy Direct is available to current Dominion Energy shareholders as well as new investors. See “How to Enroll” below.

Optional Cash Investments: You can purchase shares with optional cash investments as often as once per week. Weekly share purchases through Dominion Energy Direct are generally made each Wednesday. Purchase dates can vary or be suspended without notice for up to two weeks for administrative purposes. You cannot instruct the Administrator to purchase shares at a specific time or at a specific price under Dominion Energy Direct. Optional cash investments can be made by check or by automatic draft and must be at least $40. Investments less than $40 will be returned. You can invest up to $300,000 per quarter. Investments over $300,000 per quarter may be returned to you at the discretion of the Administrator. You will incur a minimal charge, not to exceed $5 per optional cash contribution, when you purchase shares. You will not be charged any brokerage commissions related to purchases.

Reinvestment of Dividends: If you choose to reinvest dividends, you will be charged a quarterly administrative fee of 2%, not to exceed $1.

Sale of Shares: The Administrator may sell shares on a daily basis. In any event, the sale of shares will occur within five (5) business days after receipt of your sale instructions. You can request the sale of some or all of your shares; however, you cannot instruct the Administrator to sell shares at a specific time or at a specific price under Dominion Energy Direct. Proceeds you receive for any sale of shares will be reduced by a fee of $10 per transaction request and a brokerage commission fee of .03 cents per share to cover broker fees and a portion of the administrative costs of this Plan.

Gifts or Transfer of Shares: You may transfer some or all of your shares to another person, whether or not they are a participant in Dominion Energy Direct. Contact the Administrator for further instructions.

Statement of Account: Activity Statements are issued weekly for any account with an optional cash investment or transfer transaction during that period. Statements are not mailed following dividend reinvestments unless you request them. Once you become a shareholder, you can access your account information at your convenience by calling our toll-free number or by signing up to access your account online. If you sign up for online access, you will receive an e-mail notice when your Activity Statement is available to view online. You will have the option to elect to receive paper statements by mail.

Administrator: Broadridge Corporate Issuer Solutions, Inc. serves as Administrator for Dominion Energy Direct. The mailing address, e-mail address and phone numbers are:

Broadridge Corporate Issuer Solutions, Inc.

P.O. Box 1342

Brentwood, NY 11717

Street Address for Express Deliveries:

Broadridge Corporate Issuer Solutions, Inc.

ATTN: IWS

1155 Long Island Avenue

Edgewood, NY 11717

E-mail Address	shareholder@broadridge.com
Toll-Free Telephone	1-800-552-4034
Fax	1-215-553-5402
Website	www.shareholder.broadridge.com/D/

INVESTING IN DOMINION ENERGY

You should recognize that neither Dominion Energy nor the Administrator can assure a profit or protect against a loss on Dominion Energy common stock purchased under Dominion Energy Direct. See “Risk Factors” above.

Who Can Join

•	Current shareholders of Dominion Energy

•	New investors residing in the U.S. who would like to become shareholders

•	Non-U.S. residents as long as their participation would not violate any laws in their home countries

How to Enroll

Current shareholders, as well as any new investor who wishes to make an initial purchase of Dominion Energy stock, can enroll in Dominion Energy Direct by mail or online.

•	Complete a Direct Share Purchase and Sale Program Form and send it to the Administrator with a check for $40 or more.

•	Complete the Account Elections portion of the Direct Share Purchase and Sale Program Form and send to the Administrator to authorize an automatic withdrawal for $40 or more.

•	Enroll online and authorize the Administrator to draft your checking or savings account for $40 or more. See “Online Management of Your Account” below.

Shareholders can enroll to participate in the reinvestment feature of Dominion Energy Direct.

•

Shareholders who hold shares in certificate or Direct Registration form can enroll by completing the Account Elections portion of the Direct Share Purchase and Sale Program Form. Shareholders who have signed up to access their account online can enroll online.

•

If you own shares of Dominion Energy but they are held in the name of a bank or broker, you have the option to participate in the reinvestment feature by instructing your broker to register the shares in your name or by making arrangements with the broker to participate on your behalf.

Payment Methods

Investments can be made by check or automatic bank draft. You will not earn interest on any cash investments.

By check

•	Funds must be payable in U.S. dollars to Broadridge Corporate Issuer Solutions, Inc., the Administrator.

•	Your check must be received by the Administrator at least two business days prior to the purchase date. Investments received late will be held for the next purchase date.

•	Checks for less than $40 will be returned.

By automatic bank draft

•	You may pre-authorize the Administrator to withdraw a set amount ($40 minimum) from a U.S. checking or savings account.

•

Automatic bank drafts are scheduled for the 1st and 15th of each month (or the next business day). Amounts withdrawn from your bank account will be used to purchase shares on the next purchase date. See “How Shares are Purchased” below.

•	Your automatic bank draft authorization must be received by the Administrator or submitted online at least five business days prior to your requested draft date.

•	The first bank draft for new accounts are processed on a weekly basis. Subsequent bank drafts will take place either on the 1st or 15th based on your selection when your account was setup.

•	Investments cannot be made over the phone or by credit card.

•

As an added security measure, the Administrator may apply a five business day hold period to the initial association of bank account information to investor accounts as well as changes made to established direct deposit or direct debit instructions. This hold period is a method of preventing unauthorized transactions.

Returned checks or cash drafts

•

Shareholders who send checks or authorize bank drafts that are returned by their financial institution will be charged an administrative fee of $35. Any shares purchased with returned checks or drafts are subject to forfeiture unless the Administrator promptly receives funds to cover both the administrative fee and the returned check or draft. The Administrator also reserves the right to exercise offset rights on any cash or shares in your account and on any dividends paid to your account to cover any unpaid administrative fees or losses resulting from returned checks or drafts, including losses on shares purchased with such checks or drafts.

How Shares Are Purchased

•	At Dominion Energy’s discretion, shares purchased through Dominion Energy Direct will be either newly issued or purchased in the open market. See “Pricing of Shares Purchased” below.

•

If Dominion Energy is funding Dominion Energy Direct with open market purchases rather than newly issued shares, then it will pay any broker fees for these purchases. Any broker fees paid by Dominion Energy will be taxable income to you and reported as dividends on your Form 1099-DIV. See “Tax Consequences” below.

•	You may incur a minimal charge, not to exceed $5 per optional cash contribution, when you purchase shares by check or by automatic bank draft.

•	Registered broker-dealers engaged by the Administrator make open market purchases.

•

Shares generally will be purchased every Wednesday. Purchase dates can vary or be suspended for up to two weeks without notice for administrative purposes. Funds must be received by the Administrator at least two business days prior to the purchase date.

•

Reinvested dividends will be used to purchase shares on the next purchase date following the dividend payment date. If you choose to reinvest dividends, you will be charged a quarterly administrative fee of 2%, not to exceed $1.

Pricing of Shares Purchased

The price of shares purchased through Dominion Energy Direct will be either:

•

For newly issued shares—the average of the high and low sales prices on the purchase date as reported on the New York Stock Exchange Composite Tape and reported on The Wall Street Journal’s web site at www.wsj.com, or

•

For open market purchases—the average cost of all shares purchased on a particular day or the average cost of all shares purchased over the course of several days. Due to regulatory requirements, the registered broker-dealer may be required to make open market purchases over two or more consecutive business days.

You cannot instruct the Administrator to arrange for the purchase of shares at a specific time or at a specific price under Dominion Energy Direct.

Dividend Payment Options

If declared, dividends generally are paid on the 20th of March, June, September and December.

You may select one of the dividend payment options below by completing the Account Elections portion of the Direct Share Purchase and Sale Program Form:

•	Full dividend reinvestment;

•	Partial dividend reinvestment; or

•	Cash dividends.

You can receive a check or have your dividends directly deposited to your bank account by completing the Direct Deposit Enrollment portion of the Account Maintenance Form. If you choose to reinvest dividends, you will be charged a quarterly administrative fee of 2%, not to exceed $1.

After the dividend has been paid, participants who have elected to reinvest their dividends and have enrolled to access their account online will receive an e-mail notice when their statement is available to view online. Statements will not be mailed following dividend reinvestments unless you request them. See “Statements” below.

SALE OF SHARES

You can sell some or all of the shares you have accumulated in Dominion Energy Direct or held in Direct Registration. Shares you hold in certificate form can be sold after they have been deposited into Dominion Energy Direct. The Administrator will instruct a registered broker-dealer to sell shares at the then current market price of Dominion Energy shares. You cannot instruct the Administrator to arrange for the sale of your shares at a specific price or at a specific time.

Proceeds you receive for any sale of shares will be reduced by a fee of $10 per transaction request and a brokerage commission fee of .03 cents per share to cover broker fees and a portion of the administrative costs of Dominion Energy Direct. No brokerage commissions are kept by the Administrator.

Timing of Sales

•	The Administrator may sell shares on a daily basis. In any event, the sale of shares will occur within five (5) business days after receipt of your sales instructions.

•	Sale dates can vary or be suspended for up to two weeks without notice for administrative purposes.

Pricing of Shares Sold

•	Shares will be sold by a registered broker-dealer at the then current market price of Dominion Energy shares.

•	The sale price of any shares sold on a particular sale date will be the weighted average price of all shares sold for participants on that sale date.

•

If you prefer to have more control over the timing and sales price, you may choose to sell your shares through a stock broker of your choosing. In this case, you can either authorize your broker to initiate a DRS PROFILE transaction to electronically transfer your shares to your brokerage account or you can request the Administrator to issue a certificate for your shares which you can then deliver to your broker for sale. A $25 service fee will be charged for each stock certificate issued. Your money order or certified check made payable to Broadridge Corporate Issuer Solutions, Inc. must accompany your request for a stock certificate.

Requesting a Sale of Shares

•

A completed Purchase and Sale Coupon may be mailed or faxed to sell shares. You may also request a sale online through your Dominion Energy shareholder online account or call 1-800-552-4034. Certain restrictions may apply based on the account type or sale value. With the exception of the year-end account statement, a Purchase and Sale Coupon is attached to each account Activity Statement. Forms may also be downloaded and printed from your shareholder online account or from the company’s website. Visit www.shareholder.broadridge.com/D/ and click on Need a Form.

•	On the Purchase and Sale Coupon, specify the number of shares you want to sell—not the dollar amount you would like to receive.

•

If you request a sale of all of your shares and you have authorized automatic drafts from your bank account, you must notify the Administrator in writing to remove the draft, as the timing of your request may prevent it from being removed automatically. If you have signed up for online account access, you may terminate the automatic draft online.

•	Purchase and Sale Coupons that are mailed or faxed to the Administrator must be signed exactly as the name(s) appear on your account. All owners named on the account must sign.

•	Send the Purchase and Sale Coupon to the Administrator by:

Mail:
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717

Street Address for Express Deliveries:
Broadridge Corporate Issuer Solutions, Inc.
ATTN: IWS
1155 Long Island Avenue
Edgewood, NY 11717

Fax: 1-215-553-5402

Sale Proceeds

•	We will send a check by U.S. Mail or direct deposit via ACH with the proceeds of any sale of shares. There will be a $5 fee for the direct deposit of sale proceeds.

•	The check will be mailed to your address of record on the settlement date. Direct deposit of funds will be made on the settlement date.

•

As an added security measure, the Administrator may apply a five business day hold period to the initial association of bank account information to investor accounts as well as changes made to established direct deposit or direct debit instructions. This hold period is a method of preventing unauthorized transactions. If your sale takes place during the five day hold period, your sale proceeds will be sent by check.

STATEMENTS

The Administrator will send you an Activity Statement after each optional cash investment, transfer or sale transaction. With the exception of the year-end account statement, each statement includes a Purchase and Sale Coupon. Statements are not mailed following dividend reinvestments unless you request them. All participants will be mailed a year-end account statement which details an entire year’s transactions and is mailed in January of the subsequent year. You should retain all year-end statements in order to establish the cost basis of shares purchased under Dominion Energy Direct for tax and other purposes.

Participants who have signed up to access their account online will receive an e-mail notice when their statement is available to view online. For all other participants, the Administrator will mail all notices, statements and reports to your address of record.

Please review your statements carefully and inform the Administrator promptly of any corrections to your account registration or any change in your postal or e-mail address. You may change your postal or e-mail address online or you may send a written notice to the Administrator. Written notices must be signed and should include your account number, a daytime phone number, and your previous address. See “Online Management of Your Account” below.

STOCK CERTIFICATE ISSUANCES

Stock certificates are valuable and expensive to replace if lost, stolen or destroyed. Therefore, the Administrator will not issue stock certificates unless specifically requested by you. Instead, all shares will be held in Dominion Energy Direct or, in some cases, in a book-entry account in your name. See “Direct Registration System (DRS)” below.

A $25 service fee will be charged for each stock certificate issued. Your money order or certified check made payable to Broadridge Corporate Issuer Solutions, Inc. must accompany your request for a stock certificate.

To request a stock certificate for any of the shares held in your Dominion Energy Direct account, send written instructions to the Administrator. All stock certificates will be issued in the account holder’s name. Stock certificates are mailed via the U.S. Postal Service to your address of record.

LOST STOCK CERTIFICATES

We encourage you to search diligently for lost stock certificates. As stated earlier, stock certificates are valuable and are expensive to replace if lost, stolen or otherwise destroyed. If, after your diligent search, you are still unable to locate the stock certificate, please contact the Administrator to report the loss. The Administrator will need your name, mailing address, the stock certificate number and the number of shares. A stop code will then be placed on the lost stock certificate to prevent any future transactions of those shares. You will be mailed paperwork to complete and have notarized, along with a schedule of fees to have the stock certificates replaced. Once we receive your completed documentation and payment of fees, the lost stock certificate will be cancelled and the shares will be credited to a book-entry account or to your Dominion Energy Direct account if you are a participant.

SHARE SAFEKEEPING

Dominion Energy Direct offers you the convenience of depositing your stock certificates for safekeeping. To deposit your stock certificates into your Dominion Energy Direct account, send them to the Administrator with a signed letter of instruction requesting the deposit of your stock certificates for safekeeping. Do not endorse the stock certificates. When mailing stock certificates, we recommend that you use Registered Mail, insured for 2% of the market value of the stock certificates.

If you hold shares in Direct Registration form, you may instruct the Administrator to deposit those shares into your Dominion Energy Direct account by notifying the Administrator in writing.

SHARE TRANSFERS

To transfer some or all of your shares to another name, call the Administrator to request Transfer Instructions. You may also download and print a Legal Transfer Form from the company’s website. Visit www.shareholder.broadridge.com/D/. Signatures must be Medallion Guaranteed by a financial institution such as a bank, savings and loan, credit union or brokerage firm that is a member of the Securities Transfer Agents Medallion Program (STAMP). The Administrator will process your request promptly once your completed Transfer Instructions are received. Transfer Instructions cannot be faxed or e-mailed to the Administrator.

To transfer shares from your Dominion Energy Direct book-entry account to your brokerage account, contact your broker to request an electronic transfer using the Direct Registration System. See “Direct Registration System (DRS)” below.

DIRECT REGISTRATION SYSTEM (DRS)

Dominion Energy participates in the Direct Registration System (DRS). The direct registration form of ownership allows shares to be issued without requiring a physical stock certificate and eliminates the need for you to safeguard and store certificates. Shares in direct registration (book-entry) form can be electronically transferred between Dominion Energy’s records and your broker-dealer account without the need to deliver a physical stock certificate. Based on your instructions, your broker can initiate a DRS PROFILE transaction to electronically transfer shares from your Dominion Energy Direct account to your brokerage account. For information concerning authorization of electronic share movement, please contact your broker-dealer.

CHANGES TO YOUR ACCOUNT

To make a name change on your account, please refer to the “Share Transfers” section above. For other account changes, such as an address change or changes to your reinvestment option, cash draft and direct deposit information, send the Administrator written instructions signed exactly as the name(s) appear on your account. Please be sure to include your name, account number and daytime phone number on all correspondence. You may also make changes to your account online. See “Online Management of Your Account” below.

ONLINE MANAGEMENT OF YOUR ACCOUNT

New investors, as well as registered shareholders, can enroll in Dominion Energy Direct online. For new investors, visit www.shareholder.broadridge.com/D/ and click “Buy Now.” Review the prospectus and click on “Invest Now”. Once enrolled, you can manage your account by taking advantage of online features including:

•	Review account balance and dividend payment detail;

•	Download account activity into a spreadsheet;

•	Receive an e-mail notice when your statement is available to review online;

•	Authorize automatic bank drafts to purchase additional shares;

•	Initiate sale requests;

•	Sign up for direct deposit of dividends or dividend reinvestment;

•	Change your postal or e-mail address;

•	Change automatic bank draft information and amounts; and

•	Change dividend reinvestment options.

CLOSING ACCOUNTS AND OTHER FEES

To close your Dominion Energy Direct account, you must give written notice to the Administrator or complete and return the Purchase and Sale Coupon attached to your Activity Statement. If you withdraw all whole shares from your Dominion Energy Direct account, future dividends on shares you hold in DRS or certificate form will be paid in cash. Upon termination, your participation in Dominion Energy Direct will cease and any fractional shares will be sold.

If you close your account and have authorized automatic drafts from your bank account, the Administrator must be notified in writing to remove the automatic draft as the timing of your request may prevent it from being removed automatically. If you have signed up for online account access, you may terminate the automatic bank draft online.

To transfer full shares from your Dominion Energy Direct book-entry account to your brokerage account, contact your broker to request the transfer using the Direct Registration System. Your broker can initiate the electronic transfer of shares.

Additional Fees:

Overnight Mailings:	$25.00/mailing
Direct Deposit of Sale Proceeds:	$5.00/deposit
Replacement Check Fee:	$15.00
Duplicate Statements:
Electronic:	No Charge
Paper:	$5.00

TAX CONSEQUENCES

All dividends paid to you on shares held in your account—whether or not they are reinvested—are considered taxable income.

If Dominion Energy is funding Dominion Energy Direct with shares purchased on the open market rather than newly issued shares, then it will pay any brokerage fees for these purchases. Any broker fees paid by Dominion Energy will be taxable income to you. These fees are not expected to be more than seven cents per share.

The total amount of dividends and any broker fees will be reported to you on your Form 1099-DIV, and to the Internal Revenue Service (IRS), shortly after the end of each year.

Any sale of shares made through the Administrator will also be reported to the IRS as required by law. Any profit or loss you incur should be reflected when you file your income tax returns. See “Cost Basis” below.

Dividends on Dominion Energy shares held for or on behalf of non-resident aliens or non-U.S. entities generally are subject to income tax withholding. Any dividend reinvestment will therefore be made net of any taxes withheld and any quarterly administrative fees.

COST BASIS

For sales of Dominion Energy stock purchased on or after January 1, 2011 (Covered Stock), the Administrator is required to annually report certain information to the IRS. For any sale of Dominion Energy stock (whether Covered Stock or not), the Administrator is required to report annually to you and the IRS the gross proceeds resulting from such sales. For sales of Covered Stock, the Administrator is also required to report (i) your adjusted tax basis in such Covered Stock and (ii) whether any gain or loss with respect to such sale is long-term or short-term. Unless you adequately indicated otherwise, the Administrator will calculate your adjusted basis and your gain or loss, if any, on sales of Covered Stock using the default method required by Treasury Regulation §1.1012-1. In general, for shares of Dominion Energy stock acquired on different dates, the Administrator will assume the shares you sell are those that were purchased earliest (i.e, First In, First Out, or FIFO) and, to the extent that such shares constitute Covered Stock, the Administrator will calculate your adjusted basis and any gain or loss in accordance with that assumption. As noted above, you can use a different method by notifying the Administrator of the different method you elect to use. The rules governing the methods for determination of your adjusted basis and gain or loss on sales of Covered Stock, however, are complex. Consequently, we recommend you consult your own tax advisor if you wish the Administrator to use a method of calculating your adjusted basis and gain or loss that is different than the default method specified by Treasury Regulation §1.1012-1. Once you sell your Dominion Energy stock, the method used to calculate your adjusted basis and any gains or losses with respect to such stock cannot be changed. Therefore, it is important to consider the tax implications before you request a sale.

Dominion Energy will not provide cost basis information for Dominion Energy stock acquired prior to January 1, 2011 to either you or the IRS. We urge you to consult your own tax advisor for assistance with the calculation of your adjusted basis in such stock. Special tax issues may apply to some participants.

Be sure to keep your statements for income tax purposes. You may obtain historical account information for a fee. An account history for 1996–present can be obtained for $25. Individual prior year statements can be obtained for $5 per year. To obtain account information, submit a written request along with your money order or certified check payable to Broadridge Corporate Issuer Solutions, Inc., the Administrator. General historical pricing is available on the company’s website. Visit investors.dominionenergy.com for a historical stock price.

You may obtain duplicate copies of Form 1099-DIV or Form 1099-B for years other than the current year for a fee of $5 per form. There is no charge for a duplicate current year Form 1099-DIV or Form 1099-B. To obtain copies, submit a written request along with your money order or certified check payable to Broadridge Corporate Issuer Solutions, Inc.

VOTING

Each share of common stock is entitled to one vote in the election of directors and other matters. Common stock shareholders are not entitled to cumulative voting rights.

We will mail or make electronically available to you proxy materials for each shareholder meeting. The proxy allows you to indicate how you want your shares to be voted (shares of record plus the shares held in Dominion Energy Direct). We will vote your shares as you indicate. If you sign your proxy and do not make a selection, your shares will be voted as recommended by Dominion Energy’s Board of Directors. No vote will be recorded for shares unless a properly signed proxy is returned. (Shareholders whose shares are held in “street name” will receive voting instructions from their broker.)

STOCK SPLITS AND OTHER DISTRIBUTIONS

If Dominion Energy declares a stock split or stock dividend, we will credit your account with the appropriate number of shares on the payment date. Shares will be distributed in book-entry form (rather than stock certificates) and these shares will be added to your Dominion Energy Direct account.

You will be entitled to all the rights and privileges outlined in this prospectus.

In the event of a stock subscription or other offering of rights to shareholders, your rights will be based on your total holdings (shares of record plus the shares held in Dominion Energy Direct).

CHANGES TO DOMINION ENERGY DIRECT

We may add to, modify or terminate Dominion Energy Direct and its administrative procedures at any time. We will send you written notice of any significant changes. For participants who elect Electronic Notification, we will send the notice by e-mail.

RESPONSIBILITIES OF DOMINION ENERGY AND THE ADMINISTRATOR

Broadridge Corporate Issuer Solutions, Inc. serves as Administrator for Dominion Energy Direct. The Administrator responds to inquiries from participants, maintains records, sends statements of account, and performs other duties related to Dominion Energy Direct. In addition, the Administrator administers the nominee account of Dominion Energy shares held for the benefit of Dominion Energy Direct participants and has appointed a registered broker-dealer who is responsible for purchasing and selling Dominion Energy shares in the open market.

You should recognize that neither Dominion Energy nor the Administrator can assure a profit or protect against a loss on Dominion Energy common stock purchased under Dominion Energy Direct. The continuation of Dominion Energy Direct by Dominion Energy does not constitute an assurance with respect to either the value of Dominion Energy common stock or whether Dominion Energy will continue to pay dividends on its common stock or at what rate.

In acting under the terms and conditions of Dominion Energy Direct as described in this prospectus, neither Dominion Energy, the Administrator, nor any of their respective agents or subsidiaries shall be liable with respect to the price at which Dominion Energy common stock is purchased for your account or with respect to any fluctuation in the market value before or after the purchase of Dominion Energy common stock.

GOVERNING LAW

The laws of the Commonwealth of Virginia, other than its conflicts of law rules, govern the terms and conditions of Dominion Energy Direct.

USE OF PROCEEDS

The proceeds from the sale by Dominion Energy of newly issued common shares offered by Dominion Energy Direct will be added to the general corporate funds of Dominion Energy and will be used to meet its working capital requirements and the working capital requirements of its subsidiaries.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from Dominion Energy, Inc.’s Annual Report on Form 10-K and the effectiveness of the Dominion Energy, Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Carlos M. Brown, Esq., Senior Vice President, General Counsel and Chief Compliance Officer of Dominion Energy, has passed upon the legality of the securities being offered pursuant to Dominion Energy Direct.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION UNDER THE SECURITIES ACT

Neither Dominion Energy nor the Administrator will be liable for any act, or for any failure to act, as long as they have made good faith efforts to carry out the terms of Dominion Energy Direct as described in this prospectus and on the forms that accompany each investment or activity. The SEC believes that this liability limitation does not cover violations of federal securities laws.

We indemnify our officers and directors to the fullest extent permitted under Virginia law against all liabilities incurred in connection with their service to us. The SEC believes that indemnification of officers and directors for liabilities arising under the Securities Act of 1933, as amended, is against public policy and unenforceable.